CALA CORPORATION
1314 Texas Street, Suite 400
Houston, TX 77002

March 18, 2014

Beverly A. Singleton
Staff Accountant
Securities and Exchange Commission
Washington, DC 20549

Re:	Cala Corporation Item 4.01 Form 8-K Filed March 7, 2014 File No. 0-15109

Dear Ms. Singleton,

Please be advised we filed our amended 8-K on March 13, 2014 and amended per your requests as follows:

Comment
Please amend the Item 4.01 Form 8-K in its entirety for the below comments as soon as practicable. In addition, please provide a correspondence letter that addresses each of our concerns.

1. See the first paragraph. Please expand your disclosures to specifically state whether De Joya Griffith & Company, LLC (“De Joya Griffith”) resigned, declined to stand for re-election, or was dismissed as a result of the termination of the client-auditor relationship. In this regard, your current disclosure implies De Joya Griffith was dismissed by the Company on February 28, 2014. If so, please disclose this fact and also the date if other than February 28, 2014. If, however, De Joya Griffith resigned or declined to stand for re-election, please disclose this fact and the date thereof. Refer to Item 304(a)(1)(i) of Regulation S-K.

Response:
We filed the amended 8-K incorporating the expanded language and disclosure as requested in your comments stating De Joya Griffith was dismissed by the Company with the approval of the Board of Directors.

Comment
2. See the second paragraph. In the first sentence, please revise your disclosure to state whether or not there were any disagreements or reportable events with De Joya Griffith during the two most recent fiscal years ended December 31, 2010 and the subsequent interim period through the date of the client-auditor cessation, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make a reference to the subject matter of the disagreement(s) of in connection with its report. Refer to Item 304(a)(1)(iv) and (v) of Regulation S-K. See further guidance at Question 111.01 of Regulation S-K of the Staff’s Compliance and Disclosure Interpretations (“C&DIs”).

Response
We revised the language in the amended 8-K to clarify there were not any disagreements during the years stated and interim period up to the date of dismissal.

Comments
3. Also see the second paragraph. In the second sentence, please revise and expand your disclosure to state, if true, that “De Joya Griffith’s report on your financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles, except that the report was modified to state that there was substantial doubt about the Company’s ability to continue as a going concern.” Refer to Item 304(a)(1)(ii) of Regulation S-K.

Response
We revised the language in the amended 8-K to clarify that there not any adverse opinion or disclaimer of opinions during the time period noted in your comment except a going concern comment which was disclosed.

Comment
4. The amended Item 4.01 Form 8-K, to be filed, should include an Exhibit 16.1 letter from De Joya Griffith & Company, LLC indicating whether or not they agree with your revised disclosures.

Response
Exhibit 16.1 the letter from De Joya Griffith was filed with the amended 8-K.

The company acknowledging that:

1.the company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if there is any further information required.

Sincerely,

/s/ Joseph Cala
Joseph Cala
President